UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54249

NOTIFICATION OF LATE FILING	CUSIP NUMBER
685444101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OrangeHook, Inc.
Full Name of Registrant

Former Name if Applicable

319 Barry Avenue South #300
Address of Principal Executive Office (Street and Number)

Wayzata, Minnesota 55391
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OrangeHook, Inc., a Florida corporation (the "Registrant") is unable to file its Form 10-K for the year ended December 31, 2016 without unreasonable effort or expense.  Additional time is needed to address certain accounting matters that primarily relate to the valuations and purchase accounting for the merger of LifeMed ID, Inc. with a subsidiary of OrangeHook, Inc., a Minnesota corporation and wholly-owned subsidiary of the Registrant ("OrangeHook MN"), and the merger of OrangeHook MN with a subsidiary of the Registrant, each of which occurred during the year ended December 31, 2016. These transactions rely on complete and accurate underlying data to determine the appropriate fair values.  The Registrant retained a third-party appraisal firm to determine the fair value of these transactions, and we have been working with the appraisal firm and the Registrant's independent auditing firm to complete its review of such valuations. The Registrant expects to file the Form 10-K on or before April 17, 2017, the next business day after the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James L. Mandel	442	500-4665
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒     No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the year ended December 31, 2016 are expected to show significant changes when compared to the year ended December 31, 2015. These changes reflect the consolidated entities following the merger of OrangeHook MN with a subsidiary of the Registrant during the fourth quarter of 2016, as well as OrangeHook MN's acquisitions of Agilivant, LLC and LifeMed ID, Inc. in the first and second quarters of 2016, respectively, and Salamander Technologies, LLC in the fourth quarter of 2015.

Based on the Registrant's unaudited financials as of the date of this Form 12b-25, the Registrant's results from operations for the year ended December 31, 2016 are expected to reflect total revenue of approximately $2.3 million as compared to $0.2 million for the same period in 2015. The increase in revenue is primarily due to the complete year of revenue from Salamander Technologies, LLC and a partial year of revenue from Agilivant, LLC and LifeMed ID, Inc.  Additionally, 2016 revenue includes a significant technology license sale.

Based on the Registrant's unaudited financials as of the date of this Form 12b-25, the Registrant's loss from operations for the year ended December 31, 2016 is anticipated to be approximately $10.1 million as compared to a loss from operations of $3.6 million for the same period in 2015.  The increased loss is primarily due to increased selling, general and administrative expenses, including legal expenses associated with the merger and acquisition activity of the Registrant and OrangeHook MN, as well as having other additional selling, general and administrative expenses on a year-over-year basis due to a full year of expenses from Salamander Technologies, LLC in 2016 and a partial year of expenses from Agilivant, LLC and LifeMed ID, Inc. in 2016.  These other additional selling, general and administrative expenses consisted primarily of additional employment and subcontractor expenses, depreciation and amortization, office expenses, product development costs and legal expenses incurred in the ordinary course of business.

The expected results from operations set forth herein are based on the Registrant's unaudited financial statements.  Such amounts are subject to completion of the Registrant's audit.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 includes "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about our future expectations, plans and prospects, including, without limitation, statements regarding our ability to meet the extended filing deadline for our Annual Report on Form 10-K or expected results to be reported therein, constitute forward-looking statements. Without limiting the foregoing, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will," "would" and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Subsequent events and developments may cause our expectations and beliefs to change. We do not intend to update publicly or revise any forward-looking statements except as required by law.

OrangeHook, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	By.	/s/ James L Mandel
James L Mandel President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).